UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Achilles Therapeutics Reports Second Quarter 2023 Financial Results and Recent Business Highlights

On August 4, 2023, Achilles Therapeutics plc (“Achilles” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, reporting its financial results for the three and six month periods ended June 30, 2023 and providing an update on recent business highlights. Furnished (i) as Exhibit 99.2 to this Report on Form 6-K are the Company’s unaudited consolidated financial statements for the three and six month periods ended June 30, 2023 and (ii) as Exhibit 99.3 to this Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six month periods ended June 30, 2023.

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto (except for the statements contained in the “Achilles Therapeutics Reports Second Quarter 2023 Financial Results and Recent Business Highlights” section of this Report on Form 6-K and Exhibit 99.1 hereto which are not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act), is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act or the Exchange Act.

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of Achilles Therapeutics plc dated August 4, 2023.

99.2	Unaudited Condensed Consolidated Financial Statements of Achilles Therapeutics plc for the three and six month periods ended June 30, 2023.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achilles Therapeutics plc for the three and six month periods ended June 30, 2023.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: August 4, 2023	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer